Klarna Names Chris Koegel as Chief Financial Officer New York, November 12, 2026: Klarna Group plc (NYSE: KLAR), the everyday finance network, has appointed Chris Koegel as Chief Financial Officer, effective January 1, 2027, subject to regulatory approval. The appointment has been approved and endorsed by the Klarna Group plc board. He will succeed Niclas Neglén, who will remain CFO until the end of 2026. Koegel joins from Robinhood Markets Inc. (NASDAQ: HOOD), where he is Vice President, Head of Corporate Finance and Investor Relations. He joined Robinhood in 2022 and has served on the Leadership Team through a period of significant growth; the company’s valuation has grown from less than $10bn and has exceeded $100bn during his tenure. Before Robinhood, he was Head of Investor Relations at LPL Financial LLC (NASDAQ: LPLA) from 2015 to 2022, after spending 13 years at Bain & Company. Koegel has a BA in Mathematics from Williams College, an MBA from Dartmouth College, and is based in the US in the Boston, MA area. “Chris’ experience as a Finance leader at a US-listed consumer fintech business with a strong track record of growth and shareholder value creation will be invaluable as we enter the next phase in Klarna’s growth story,” said Sebastian Siemiatkowski, Co-Founder and CEO of Klarna. “Klarna has built a large-scale global network that customers love. I’m excited to join Sebastian and the Klarna team as we work to deliver innovative products and value for customers, a productive and rewarding experience for employees, and long-term profitable growth for shareholders,” said Chris Koegel. Forward-Looking Statements This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. About Klarna Klarna is the everyday finance network. With over 120 million global active Klarna users and 3.8 million transactions per day, Klarna’s AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, in-store and through Apple Pay & Google Pay. Over 1.2 million retailers trust Klarna’s innovative solutions to drive growth and loyalty, including Uber, H&M, Saks, Sephora, Macy’s, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com.